UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 001-31368

A.                                             Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PASTEUR 401(k) PLAN

One Discovery Drive
Swiftwater, PA  18370

B.                                               Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SANOFI-AVENTIS

174  avenue de France

Paris 75013, France

AVENTIS PASTEUR 401(k) PLAN

Financial Statements and Supplemental Schedule

For the years ended December 31, 2004 and December 31, 2003

AVENTIS PASTEUR, INC. 401(k) PLAN

FINANCIAL STATEMENTS

 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

AVENTIS PASTEUR, INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The 401(k) Plan Committee
Sanofi Pasteur, Inc.

We have audited the accompanying statements of net assets available for benefits of Aventis Pasteur, Inc. 401(k) Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd

West Chester, Pennsylvania

May 18, 2005

AVENTIS PASTEUR, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	AS OF DECEMBER 31,
	2004	2003
ASSETS

INVESTMENTS
At Fair Value:
Shares of registered investment companies:
FMTC Institutional Money Market	$164,203	$163,277
Fidelity Retirement Money Market Portfolio	10,187,588	7,762,068
Fidelity Investment Grade Bond Fund	10,411,429	8,678,711
Fidelity Puritan Fund	13,986,726	10,620,794
Fidelity Growth & Income Portfolio	22,170,292	18,187,643
Fidelity Blue Chip Growth Fund	23,339,212	20,918,272
Fidelity Magellan Fund	27,219,056	24,776,292
Fidelity Contrafund	25,043,919	19,338,162
Fidelity Low Priced Stock Fund	15,307,528	9,647,948
Fidelity Diversified International	8,650,662	4,690,116
Van Kampen Growth and Income Fund	738,101	—
Vanguard Midcap Growth Fund	219,980	—
AMR Small Cap Value Fund	1,155,466	—
Sanofi-Synthelabo ADS Stock Fund	2,964,861	—
Spartan US Equity Index Fund	172,893	—
Aventis Stock Fund	—	3,673,852

Common and Commingled Trust Funds:
Fidelity Managed Income Portfolio	8,458,105	7,070,872

Loans to participants	3,501,145	2,903,947

TOTAL INVESTMENTS	173,691,166	138,431,954

RECEIVABLES
Other receivable	246	161
Employer’s contribution	8,640,265	9,305,764

TOTAL RECEIVABLES	8,640,511	9,305,925

NET ASSETS AVAILABLE FOR BENEFITS	$182,331,677	$147,737,879

AVENTIS PASTEUR, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	FOR THE YEARS ENDED DECEMBER 31,
	2004	2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net appreciation in fair value of investments	$11,950,427	$21,649,651
Interest and dividends	3,710,587	1,966,657
	15,661,014	23,616,308
Less: Investment expenses	(13,856)	(14,556)
Total Investment Income	15,647,158	23,601,752

Loans to participant activity
Interest earnings	258,734	247,592

Contributions:
Employer’s	11,934,360	12,110,965
Participants’	13,247,274	10,819,220

Total Contributions and Participant Loan Activity	25,440,368	23,177,777

TOTAL ADDITIONS	41,087,526	46,779,529

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	(6,493,728)	(6,142,569)

TOTAL DEDUCTIONS	(6,493,728)	(6,142,569)

NET INCREASE	34,593,798	40,636,960

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	147,737,879	107,100,919

End of Year	$182,331,677	$147,737,879

AVENTIS PASTEUR, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

NOTE A - Description of Plan

The following description of Aventis Pasteur, Inc. 401(k) Plan (The “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.  Effective August 20th 2004, Aventis Pasteur, Inc. became part of the sanofi-aventis group as a result of the merger between Sanofi-Synthelabo and Aventis.  Subsequently, in January 2005, Aventis Pasteur, Inc. changed its name to Sanofi Pasteur, Inc.

General - The Plan is a defined contribution plan covering all full-time employees of the Company as of January 1, 1985.  Each future employee shall be eligible to become a participant as of his or her hire date.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  Effective January 1, 1998, all current and future employees shall be eligible to become participants as of their hire date.

Contributions - Each active participant shall elect to enter into a written salary deferral agreement with the employer in the amount equal to but not less than 0%, or more than 14% of his compensation for the contribution period.

The employer shall make an employee matching contribution in an amount equal to $.50 for each $1.00 by which the participant defers his compensation in amounts up to 5% pursuant to a salary deferral agreement.  The employer contribution shall be paid to Fidelity Management Trust Company, the Plan Trustee, not less frequently than monthly or bi-weekly.

The employer may also make an additional discretionary matching contribution in an amount which the employer’s Board of Directors shall determine by resolution.  Such resolution shall either specify a fixed amount or a definite formula by which a fixed amount can be determined.  In order for an employee to share in an employer discretionary contribution, the employee must be participating in the Plan on the last day of the Plan year.

The employer made an additional discretionary matching contribution in an amount equal to $1.76 (2004) and $2.20 (2003) for each $1.00 by which the participant defers his compensation in amounts up to 5% pursuant to a salary deferral agreement.

The participant may also make voluntary non-deductible employee contributions.  The employer does not make any matching contributions on these contributions.

Unless elected otherwise in accordance with the terms of the Plan, the employer will contribute the amount necessary to the Plan to pay the expense charges and administration charges.

The salary deferral contributions, the non-deductible employee contributions, and the employer contributions shall be credited to the participant’s account of each participant for whom such contributions are made in accordance with the provisions of the Plan.

In addition, the Plan administrator may receive on behalf of an employee the entire amount of any distribution from an employee plan which is attributable to voluntary employee contributions which were eligible for a tax deduction under Internal Revenue Code Section 219, provided that such assets to be transferred are in no way attributable to contributions made while a key employee is in a top heavy plan.

Participant Accounts - A participant’s account shall be maintained on behalf of each participant until such account is used to provide an annuity, or distribution in accordance with the future terms of this Plan.

Vesting Percentage - The term vesting percentage means the participant’s non-forfeitable interest in employer matching and employer discretionary contributions credited to his account that are not designated as 401(k) contributions, plus earnings thereon computed as of the date of determining such percentage because of the occurrence of some event in accordance with the following schedule based on years of service with the employer:

Years of Service	Vesting Percentage

Less than 1	0%
1 but less than 2	20%
2 but less than 3	40%
3 but less than 4	60%
4 but less than 5	80%
5 or more	100%

However, each employee of the employer on January 1, 1985 will be 100% vested in such discretionary contributions.  Each employee hired after January 1, 1985 shall undergo the above vesting schedule.

Investment Options - Upon enrollment in the Plan an employee may direct employee contributions in 1% increments in the following investment options:

Fidelity Retirement Money Market Portfolio

Fidelity Managed Income Portfolio

Fidelity Investment Grade Bond Fund

Fidelity Puritan Fund

Fidelity Growth & Income Portfolio

Fidelity Blue Chip Growth Fund

Fidelity Magellan Fund

Fidelity Contrafund

Fidelity Low Priced Stock Fund

Fidelity Diversified International

Van Kampen Growth and Income Fund

Vanguard MidCap Growth Fund

AMR Small Cap Value Fund

Spartan US Equity Index Fund

Sanofi-Synthelabo ADS Stock Fund

Participants may change their investment option at any time.

Payment of Benefits - The payment of benefits under this Plan to the participant shall begin not later than the 60th day after the close of the Plan year in which the later of (a), (b) or (c) occurs.

(a) The date on which the participant attains his normal retirement age or

(b) The date on which occurs the tenth anniversary of the year in which the participant commenced participation in the Plan: or

(c) The date on which the participant terminates his service (including termination, death or disability) with the employer.

Forfeitures - Any forfeiture shall be credited to the Forfeiture Account upon the occurrence of a single one year break in service following the participant’s termination of employment.  Any amount in the forfeiture account may be used by the employer to reduce or in lieu of the employer contribution due.  The employer utilized forfeitures in the amount of $700,000 to reduce matching contributions due at December 31, 2003.

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  Loan terms range from one to five years or up to ten years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus two percent.  Principal and interest are paid ratably through monthly payroll deductions.

NOTE B - Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investment Valuation - The Plan’s investments are stated at fair value according to quoted market prices which represent the net asset value of the shares held by the Plan at year end.

Cash and Cash Equivalents - The Plan considers all highly liquid accounts with an original maturity of three months or less as cash and cash equivalents.

Payment of Benefits - Benefits are recorded when paid.

NOTE C - Investments

The following presents investments at December 31, 2004 and 2003 that represent 5% or more of the Plan’s assets.

	2004	2003

Fidelity Puritan Fund	$13,986,726	$10,620,794
Fidelity Magellan Fund	27,219,056	24,776,292
Fidelity Contrafund	25,043,919	19,338,162
Fidelity Growth and Income Fund	22,170,292	18,187,643
Fidelity Blue Chip Growth Fund	23,339,212	20,918,272
Fidelity Low Priced Stock Fund	15,307,528	9,647,948
Fidelity Retirement Money Market Portfolio	10,187,588	7,762,068
Fidelity Investment Grade Bond Fund	10,411,429	8,678,711

During 2004 and 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003

Mutual Funds	$11,950,427	$21,649,651

Investments of the Fidelity Managed Income Portfolio consist of synthetic investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees).  These investment contracts provide for benefit responsive withdrawals by the Plan participants at contract value.  The crediting interest rate was 3.8% at December 31, 2004 and 4.69% at December 31, 2003.  The average yield on these contracts was 4.04% for the year ended 2004 and 4.47% for the year ended 2003.

NOTE D - Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE E - Tax Status

The Plan obtained its latest determination letter on December 9, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE F - Related Party Transactions

The Plan has funds invested with Fidelity Investments Institutional Operations Company, Inc., which is affiliated with Fidelity Management Trust Company.  Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore these transactions qualify as party-in-interest.  In addition, the Plan has assets invested in a stock fund consisting of common stock of the Company’s parent and, therefore these transactions qualify as party-in-interest.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AVENTIS PASTEUR, INC. 401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

PLAN EIN:  98-0033013

PLAN NO:  002

(a)	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY (b)	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE (c)	COST (d)	CURRENT VALUE (e)

*	FMTC Institutional Money Market	Mutual Fund	Not Determined	$164,203
*	Fidelity Retirement Money Market Portfolio	Mutual Fund	Not Determined	10,187,588
*	Fidelity Investment Grade Bond Fund	Mutual Fund	Not Determined	10,411,429
*	Fidelity Puritan Fund	Mutual Fund	Not Determined	13,986,726
*	Fidelity Growth & Income Portfolio	Mutual Fund	Not Determined	22,170,292
*	Fidelity Blue Chip Growth Fund	Mutual Fund	Not Determined	23,339,212
*	Fidelity Magellan Fund	Mutual Fund	Not Determined	27,219,056
*	Fidelity Contrafund	Mutual Fund	Not Determined	25,043,919
*	Fidelity Low Priced Stock Fund	Mutual Fund	Not Determined	15,307,528
*	Fidelity Diversified International	Mutual Fund	Not Determined	8,650,662
*	Fidelity Managed Income Portfolio	Mutual Fund	Not Determined	8,458,105
	Van Kampen Growth and Income Fund	Mutual Fund	Not Determined	738,101
	Vanguard Midcap Growth Fund	Mutual Fund	Not Determined	219,980
	AMR Small Cap Value Fund	Mutual Fund	Not Determined	1,155,466
*	Sanofi-Synthelabo ADS Stock Fund	Mutual Fund	Not Determined	2,964,861
	Spartan US Equity Index Fund	Mutual Fund	Not Determined	172,893
	Participant Loans	6.00%-10%	0	3,501,145

	TOTAL			$173,691,166

*  Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI PASTEUR 401(k) PLAN

Date:	June 20, 2005	By:	/s/ Frank Epifano
For the Sanofi Pasteur Inc. 401(k) Plan
Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Consent of Independent Accountants